UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
October 5, 2006

bebe stores, inc.

(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On October 5, 2006, bebe stores, inc. issued a press release announcing its September 2006 sales.

The press release relating to the September 2006 sales is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1.   Press Release dated October 5, 2006.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated October 5, 2006

bebe stores, inc.

/s/ Walter Parks

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Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
      Chief Financial Officer
      bebe stores, inc.
      (415) 715-3900

bebe stores, inc. Announces September 2006 Sales;
Same Store Sales Increase 15.3%

BRISBANE, CALIF. – October 5, 2006 – bebe stores, inc. (Nasdaq: BEBE) today reported retail sales of $61.8 million for the five-week period ended September 30, 2006, an increase of 27.2% compared to sales of $48.6 million for the five-week period ended October 1, 2005. Same store sales for the five-week period increased 15.3% compared to an increase of 12.3% for September 2005.

Retail sales for the year-to-date period ending September 30, 2006 were $156.5 million compared to $125.1 million for the year-to-date period ending October 1, 2005 an increase of 25.1%. Same store sales for the year-to-date period ending September 30, 2006 increased 12.8% compared to an increase of 17.3% for the year-to-date period ending October 1, 2005.

"We are pleased with our September results which reflect positive comparable store sales for the 42nd consecutive month and are happy to report that the September catalog was the most successful fall catalog to date," said Greg Scott, Chief Executive Officer.

As of September 30, 2006, finished goods inventory per square foot was approximately 7% higher as compared to the prior year.

bebe stores, inc. provides additional information on a recorded message. Interested parties are invited to listen to the message by calling 1-877-232-3757.

bebe stores, inc. will host a conference call on Wednesday, October 25, 2006 at 1:30 PM Pacific Time to discuss first quarter results. Interested parties are invited to listen to the conference by calling (888) 241-2232. A replay of the call will be available for approximately one week by calling (800) 642-1687 and using the passcode "8185335". A link to the audio replay will be available on our web site at www.bebe.com following the conference call.

bebe stores, inc. will host an analyst's day on October 27, 2006 at its new store opening in the Time Warner Center on Columbus Circle in New York City.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, COLLECTION bebe, Neda by bebe, Neda, BEBE SPORT and bebe O brand names. bebe currently operates 248 stores, of which 184 are bebe stores, 20 are bebe outlet stores, 43 are BEBE SPORT stores and 1 is a Neda by bebe store. These stores are located in the United States, Puerto Rico and Canada. In addition, there is an online store at www.bebe.com.

The statements in this news release and on our recorded message, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, loss of key personnel, difficulties in manufacturing, disruption of supply, adverse economic conditions, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

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